Exhibit 99.2

SPORTRADAR REPORTS FIRST QUARTER 2026 FINANCIAL RESULTS AND

ANNOUNCES $250 MILLION ENHANCED OPEN MARKET SHARE REPURCHASE PROGRAM

First Quarter 2026 Highlights

•	Revenue increased 11% to €347 million

•	Loss for the period of €6 million, 1.8% as a percentage of revenue with increased operating results offset by unrealized foreign currency losses

•	Adjusted EBITDA[1] increased 12% to €66 million and Adjusted EBITDA margin[1] expanded to 19.0%

•	Net cash from operating activities of €109 million. Free cash flow[1] increased 38% to €44 million

•	Achieved a Customer Net Retention Rate[1] of 108% excluding contributions from IMG

•	Repurchased $90 million of shares under the share repurchase plan and announced a $250 million enhanced open market share repurchase program

•	Announced Sameer Deen to join Sportradar leadership team as Chief Operating Officer

ST. GALLEN, Switzerland, April 28, 2026 – Sportradar Group AG (Nasdaq: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its first quarter ended March 31, 2026.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "Sportradar's first quarter growth reflects our premier position as the scaled leader in the expanding global sports data ecosystem. We continue to deepen our relationships across our expansive distribution network, providing additional content, products and services to our sportsbook, media and technology clients. Our recently acquired portfolio of IMG content has further bolstered our diverse offering and is resonating with customers worldwide while also expanding our margins as we increasingly leverage our existing infrastructure. Maximizing the opportunities our market leadership position and long-standing relationships remains our priority as we also begin to capitalize on new avenues of growth, including prediction markets and iGaming. Driving value for our partners and clients has always been our focus and continuing to do so should build additional shareholder value in the months and years ahead. Our confidence in our trajectory is demonstrated by the increased buyback activity this past quarter as well as the enhanced open market share repurchase program announced today."

FIRST QUARTER RESULTS

Revenue

	Three-Month Period Ended March 31,
in € thousands (unaudited)	2026	2025	Change	%
Revenue by product
Betting & Gaming Content	232,244	193,807	38,437	20%
Managed Betting Services	55,361	56,214	(853)	(2)%
Betting Technology & Solutions	287,605	250,021	37,584	15%

Marketing & Media Services	42,453	46,610	(4,157)	(9)%
Sports Performance	10,676	11,411	(735)	(6)%
Integrity Services	5,784	3,189	2,595	81%
Sports Content, Technology & Services	58,913	61,210	(2,297)	(4)%
Total Revenue	346,518	311,231	35,287	11%

Revenue by geography
Rest of World	257,080	225,130	31,950	14%
United States	89,438	86,101	3,337	4%
Total Revenue	346,518	311,231

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

FIRST QUARTER FINANCIAL RESULTS

Revenue

Total revenue for the first quarter was €347 million, up €35 million, or 11% year-over-year, driven by 15% growth in Betting Technology & Solutions, partially offset by a 4% decline in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €288 million were up 15% year-over-year primarily driven by a 20% increase in Betting & Gaming Content due to contributions related to the acquisition of IMG ARENA, uptake of the Company's content and products, as well as U.S. market growth, partially offset by the significant impact of foreign currency movements. Managed Betting Services revenues declined 2%, as higher turnover in the Managed Trading Services business was offset by unfavorable sporting outcomes during the quarter.

Sports Content, Technology & Services revenues of €59 million declined 4% year-over-year primarily driven by a 9% decline in Marketing & Media Services, due primarily to a reduction in marketing campaigns from certain existing customers during the quarter, partially offset by increased revenue from Integrity Services.

The Company generated strong revenue growth globally with Rest of World up 14% and the United States up 4%. Foreign currency movements, particularly due to the U.S. dollar relative to the Euro, continue to negatively impact earnings. As a percentage of total Company revenues, United States revenue represented 26% of total Company revenue in the first quarter as compared to 28% in the prior year quarter.

Loss for the period

Loss for the period was €6 million, down €31 million, compared to a profit of €24 million in the same quarter a year ago, as the Company's strong operating results were more than offset primarily by a foreign currency loss of €9 million versus a gain of €28 million in the same period a year ago, due principally to unrealized currency fluctuations mainly associated with U.S. dollar-denominated sports rights. The first quarter of 2026 also included higher depreciation and amortization and finance costs primarily related to the acquisition of IMG ARENA, partially offset by lower income taxes.

Adjusted EBITDA

First quarter Adjusted EBITDA was €66 million, up €7 million, or 12% compared to €59 million in the same quarter in 2025. The increase was largely driven by the 11% revenue growth, primarily offset by the inclusion of costs related to IMG ARENA, most notably sport rights.

Business Highlights

•	Announced key addition to Sportradar's leadership team, naming Sameer Deen as Chief Operating Officer, commencing May 18, 2026.
•	Launched Playradar, a dedicated iGaming brand delivering hybrid sports-casino content to global operators across slots, table games, virtual sports, arcade, and crash games, operating exclusively in regulated markets.
•	Expanded the Company's multi-year partnership with Hard Rock Bet, adding official PGA TOUR and UFC data and enhanced in-play betting capabilities including 3D shot tracking and micro markets.
•	Extended and expanded the Company's integrity services agreement with FIFA for an additional five years through 2031, providing AI-driven bet-monitoring, intelligence and investigation support, and risk assessment services across FIFA's 211 member associations and competitions worldwide.
•	Announced a multi-year partnership with the Liga Nacional de Basquete for worldwide rights for official data as well as audiovisual betting, completing Sportradar's presence across Brazil's three most popular sports.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €322 million as of March 31, 2026, as compared with €365 million as of December 31, 2025. Net cash generated from operating activities for the three-months ended March 31, 2026 of €109 million was partially offset by net cash used in investing activities of €63 million, primarily from payments related to sport rights licenses, and by net cash used in financing activities of €93 million. Financing activities included €91 million in share repurchases. Free cash flow for the three-months ended March 31, 2026 was €44 million, an increase of €12 million from €32 million in the same period in 2025.

Including an undrawn credit facility, the Company had total liquidity of €542 million as of March 31, 2026, as compared to €585 million as of December 31, 2025, and no debt outstanding.

2026 Full Year Financial Outlook

Sportradar reiterated its fiscal 2026 outlook as follows:

•	Revenue growth on a Constant Currency[1] basis of 23% to 25%. When factoring in current foreign currency rates, revenues are expected to grow to a range of €1,557 to €1,582 million

•	Adjusted EBITDA growth on a Constant Currency basis of 34% to 37%. When factoring in current foreign currency rates, Adjusted EBITDA is expected to grow to a range of €390 to €400 million

•	Adjusted EBITDA margin expansion of approximately 200 to 225 basis points

•	Free cash flow conversion[1] rate is expected to exceed the 2025 level of 56%

Share Repurchase Plan

In March 2024, the Company's Board of Directors approved a $200 million share repurchase plan. Subsequently, the Board of Directors approved a $100 million increase to the plan in October 2025 and another $700 million increase in February 2026, bringing the total authorized share repurchase plan to $1 billion. In addition, under this authorized plan, the Company today announced it has entered into an enhanced open market share repurchase program, to purchase up to $250 million of shares. As of April 24, 2026 the Company has repurchased 12.5 million shares or $228 million under the plan since inception, including $117 million in 2026.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the first quarter 2026 results today, April 28, 2026 at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (Nasdaq: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, Sportradar covers more than a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Constant Currency metrics, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, restructuring costs, non-routine litigation costs, and certain transaction-related costs.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport rights licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, or Adjusted EBITDA margin to Profit (loss) for the period as a percentage of revenue (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

•	"Constant Currency" information compares results between periods as if exchange rates had remained constant. As the impact of exchange rate fluctuations can be highly variable, we believe these metrics, unaffected by exchange rate variability, provide meaningful insights to investors into our operational performance and underlying business trends.

The Company is unable to provide a reconciliation of constant currency measures to their comparable IFRS measures on a forward-looking basis without unreasonable effort because future exchange-rate movements that impact these measures are not within the Company’s control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs and certain transaction-related costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, and certain transaction-related costs.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit (loss) for the period (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, the IMG ARENA acquisition and its accretive nature and our guidance and outlook, including expected performance for the full year 2026, as well as statements regarding our share repurchase plan including the New Repurchase Program. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as acts of war or terrorism and foreign exchange rate fluctuations; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming, gambling by minors, match-fixing or other illegal gambling schemes on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; risks associated with artificial intelligence and machine-learning technologies; failure to recruit, retain and develop qualified personnel; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; our ability to successfully remediate any material weaknesses identified in our internal control over financial reporting; seasonality and volatility; difficulties in our ability to evaluate, complete and integrate acquisitions successfully (including the integration of the IMG ARENA business); inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; publication of research reports, including by short sellers, or speculation in the press or the investment community, about us; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended March 31,
in €'000, except share and per share data	2026	2025
Revenue	346,518	311,231
Personnel expenses	(106,499)	(102,356)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(122,293)	(104,030)
Purchased services	(48,275)	(48,989)
Other operating expenses	(29,367)	(28,114)
Impairment loss on trade receivables, contract assets and other financial assets	(2,047)	(1,737)
Internally-developed software cost capitalized	6,934	11,656
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(19,530)	(16,318)
Foreign currency (loss) gain, net	(9,278)	27,524
Finance income	3,293	2,333
Finance costs	(24,322)	(21,853)
Net (loss) income before tax	(4,866)	29,347
Income tax expense	(1,421)	(5,009)
(Loss) profit for the period	(6,287)	24,338

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit (liability)	3	(2)
Related deferred tax benefit	—	28
	3	26
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	2,177	(4,937)
Foreign currency translation adjustment attributable to non-controlling interests	—	(226)
	2,177	(5,163)
Other comprehensive income (loss) for the period, net of tax	2,180	(5,137)
Total comprehensive (loss) income for the period	(4,107)	19,201

(Loss) profit attributable to:
Owners of the Company	(6,286)	24,208
Non-controlling interests	(1)	130
	(6,287)	24,338
Total comprehensive (loss) income attributable to:
Owners of the Company	(4,106)	19,297
Non-controlling interests	(1)	(96)
	(4,107)	19,201

(Loss) profit per Class A share attributable to owners of the Company
Basic	(0.02)	0.08
Diluted	(0.02)	0.07
(Loss) profit per Class B share attributable to owners of the Company
Basic	(0.00)	0.01
Diluted	(0.00)	0.01

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	219,229	210,610
Weighted-average number of Class A shares (diluted)	235,830	230,413
Weighted-average number of Class B shares (basic and diluted)	783,671	903,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	321,787	365,295
Trade receivables	99,808	93,552
Contract assets	112,813	123,456
Other assets and prepayments	86,406	72,287
Income tax receivables	16,695	15,884
Total current assets	637,509	670,474
Non-current assets
Property and equipment	77,891	79,343
Intangible assets and goodwill	1,945,394	2,033,653
Other financial assets and other non-current assets	62,051	60,517
Deferred tax assets	29,274	28,748
Total non-current assets	2,114,610	2,202,261
Total assets	2,752,119	2,872,735
Liabilities and equity
Current liabilities
Loans and borrowings	10,924	11,010
Trade payables	446,899	426,857
Other liabilities	94,032	94,677
Contract liabilities	42,769	35,195
Income tax liabilities	8,493	6,891
Total current liabilities	603,117	574,630
Non-current liabilities
Loans and borrowings	50,693	51,842
Trade payables	1,146,640	1,209,876
Contract liabilities	36,722	38,024
Other non-current liabilities	3,945	3,880
Deferred tax liabilities	12,830	16,146
Total non-current liabilities	1,250,830	1,319,768
Total liabilities	1,853,947	1,894,398
Equity
Ordinary shares	27,582	27,582
Treasury shares	(123,124)	(79,388)
Additional paid-in capital	668,732	682,475
Retained earnings	317,186	342,051
Other reserves	7,795	5,615
Equity attributable to owners of the Company	898,171	978,335
Non-controlling interest	1	2
Total equity	898,172	978,337
Total liabilities and equity	2,752,119	2,872,735

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three-Month Period Ended March 31,
in €'000	2026	2025
OPERATING ACTIVITIES:
(Loss) profit for the period	(6,287)	24,338
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	1,421	5,009
Interest income	(2,015)	(2,333)
Interest expense	24,322	21,853
Foreign currency loss (gain), net	9,278	(27,524)
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	19,530	16,318
Amortization of capitalized sport rights licenses	88,125	71,699
Equity-settled share-based payments	15,346	12,847
Other	510	(149)
Cash flow from operating activities before working capital changes, interest and income taxes	150,230	122,058
Increase in trade receivables, contract assets, other assets and prepayments	(7,306)	(17,882)
(Increase) decrease in trade and other payables, contract and other liabilities	(5,175)	21,570
Changes in working capital	(12,481)	3,688
Interest paid	(24,170)	(21,646)
Interest received	738	2,333
Income taxes paid, net	(5,085)	(4,187)
Net cash from operating activities	109,232	102,246
INVESTING ACTIVITIES:
Acquisition of intangible assets	(60,904)	(67,325)
Acquisition of property and equipment	(2,286)	(972)
Acquisition of subsidiaries, net of cash acquired	—	2,654
Proceeds from sale of intangible assets	1	21
Change in loans receivable and deposits	(18)	(188)
Net cash used in investing activities	(63,207)	(65,810)
FINANCING ACTIVITIES:
Payment of lease liabilities	(2,000)	(1,999)
Purchase of treasury shares	(91,419)	(16,611)
Net cash used in financing activities	(93,419)	(18,610)
Net (decrease) increase in cash	(47,394)	17,826
Cash and cash equivalents at beginning of period	365,295	348,357
Effects of movements in exchange rates	3,886	(8,358)
Cash and cash equivalents at end of period	321,787	357,825

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended March 31,
in €'000	2026	2025
Non-capitalized sport rights expenses	34,168	32,331
Amortization of capitalized sport rights	88,125	71,699
Total sport rights expenses	122,293	104,030

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is (Loss) profit for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measure, which is (Loss) profit for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended March 31,
in €'000	2026	2025
Revenue	346,518	311,231

(Loss) profit for the period	(6,287)	24,338
Finance income	(3,293)	(2,333)
Finance costs	24,322	21,853
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	19,530	16,318
Foreign currency loss (gain), net	9,278	(27,524)
Share-based compensation	16,801	14,541
Restructuring costs	1,109	1,342
Non-routine litigation costs	2,012	2,279
Transaction-related costs	1,113	3,132
Income tax expense	1,421	5,009
Adjusted EBITDA	66,006	58,955
(Loss) profit for the period as a percentage of revenue	(1.8)%	7.8%
Adjusted EBITDA margin	19.0%	18.9%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as Net cash from operating activities as a percentage of (Loss) profit for the period. Calculations for these measures are disclosed below (unaudited):

	Three-Month Period Ended March 31,
in €'000	2026	2025
Net cash from operating activities	109,232	102,246
Acquisition of intangible assets	(60,904)	(67,325)
Acquisition of property plant and equipment	(2,286)	(972)
Payment of lease liabilities	(2,000)	(1,999)
Free cash flow	44,042	31,950
Net cash from operating activities conversion	(1,737)%	420%
Free cash flow conversion	67%	54%

The following tables show reconciliations of IFRS expenses included in (Loss) profit for the period to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended March 31,
in €'000	2026	2025
Purchased services	48,275	48,989
Less: capitalized external services	(2,501)	(5,283)
Less: transaction-related costs	(22)	—
Adjusted purchased services	45,752	43,706

Personnel expenses	106,499	102,356
Less: share-based compensation	(17,100)	(15,239)
Less: restructuring costs	(1,109)	(1,342)
Less: capitalized personnel compensation	(3,858)	(5,455)
Adjusted personnel expenses	84,432	80,320

Other operating expenses	29,367	28,114
Less: non-routine litigation	(2,012)	(2,279)
Less: share-based compensation	(276)	(220)
Less: transaction-related costs	(1,091)	(3,132)
Add: impairment loss on trade receivables	2,047	1,737
Adjusted other operating expenses	28,035	24,220